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                                                Filed pursuant to Rule 424(b)(3)
                                                               File No. 333-4877






                                  AMF GROUP INC



                                        .
    Supplement No. 11 to Prospectus dated August 12, 1996, as supplemented by
                    Supplement No. 1 dated September 9, 1996,
                    Supplement No. 2 dated September 9, 1996,
                   Supplement No. 3 dated September 10, 1996,
                   Supplement No. 4 dated September 11, 1996,
                   Supplement No. 5 dated September 27, 1996,
                    Supplement No. 6 dated October 10, 1996,
                    Supplement No. 7 dated October 24, 1996,
                    Supplement No. 8 dated November 14, 1996,
                  Supplement No. 9 dated December 20, 1996 and
                    Supplement No. 10 dated January 16, 1997

             The date of this Supplement No. 11 is January 20, 1997

     On January 17, 1997, AMF Group Inc. issued the attached press release.

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Press Release                                                       [AMF logo]


8100 AMF Drive                                    Contact:      Stephen E. Hare
Ricmond, VA  23111                                      Chief Financial Officer
                                                                 (804) 730-4401


For Immediate Release
January 17, 1997


          AMF BOWLING WORLDWIDE TO ACQUIRE AMERICAN RECREATION CENTERS

Richmond, Virginia and Rancho Cordova, California, January 17, 1997 -- AMF Bowling Worldwide and American Recreation Centers, Inc. (Nasdaq: AMRC) announced today that AMF Bowling Centers, Inc. and AMRC have entered into a merger pursuant to which AMF will acquire AMRC for $8.50 per share in cash. The purchase price, after reflecting the assumption of AMRC's outstanding debt and the purchase of certain joint venture interests, represents a transaction with a total value of approximately $70 million. The boards of directors of both companies unanimously approved the merger. The transaction is subject to a number of conditions, including governmental and shareholder approval, and is expected to close during the second quarter of 1997.

American Recreation Centers operates 43 bowling centers located in six states including California, Texas, Oklahoma, Wisconsin, Kentucky and Missouri. For the year ended May 29, 1996, American Recreation Centers reported revenue of $46.1 million and net income of $3.2 million.

AMF Bowling Worldwide was formed in May 1996 as a result of the acquisition of AMF's Bowling Products and Bowling Centers operations by an investor group led by an affiliate of Goldman, Sachs & Co. AMF currently owns and operates 342 bowling centers in eleven countries.

Douglas J. Stanard, President of AMF Bowling Worldwide, said, "American Recreation Centers is another major step in our strategy to grow AMF's Bowling Centers business through our ongoing acquisition program."


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Robert A. Crist, President of American Recreation Centers, Inc., said, "I have enjoyed my tenure at AMRC and will miss it, Our Board's goal has always been to maximize shareholder value and we believe this transaction achieves such goal. We believe this transaction is in the best interests of AMRC's shareholders."


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AMF Bowling Worldwide, headquartered in Richmond, Virginia, is the largest owner and operator of bowling centers in the world and one of the world's leading manufacturers and marketers of bowling products.




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